Exhibit 1

AGNICO-EAGLE MINES LIMITED

News Release

Stock Symbols:	AEM (NYSE and TSX)	For
further information:
David Smith; VP, Investor Relations
(416) 947-1212

AGNICO-EAGLE HOSTS ANALYST AND INVESTOR TOUR

AT KITTILA GOLD MINE IN NORTHERN FINLAND

Toronto (November 17, 2008) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today announced that it is conducting a tour for analysts and investors of its new Kittila gold mine and facilities in northern Finland on November 18, 2008.  Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006.  Kittila has probable gold reserves of 3.0 million ounces (18.2 million tonnes grading 5.1 grams per tonne).

The Kittila mine has achieved mechanical completion and gold concentrate production is underway.  A total of 35,000 tonnes of low grade material has been processed through the mill as part of the commissioning process.  To date, payable gold production(1) contained in saleable gold concentrate totals approximately 1,100 ounces.

The orebody has had approximately 7.0 million tonnes of stripping done in the main Suuri pit, and approximately 280,000 tonnes of ore have been blasted to date.  A further 7,000 tonnes of ore have been drilled and is awaiting blasting.  Current indications are that ore recovery is higher, and dilution lower, than what was expected in the feasibility study.  Current surface ore stockpiles total 235,000 tonnes grading 4.6 grams per tonne.  Since the transition was completed from contractor-mining to self-mining at the beginning of the fourth quarter, performance has improved significantly, attaining mine plan objectives.

Underground development is also well underway.  A total of 4.9 kilometers of underground development has been completed to date. The production decline is also being used for exploration drilling, focusing on both resource to reserve conversion and deep exploration.  The Company’s underground training program has resulted in significant improvement with the mine now achieving plan objectives.

The final stages of commissioning of the autoclave are now underway. The leaching circuit and the refinery have already been commissioned and are presently awaiting slurry from the autoclave.  Concentrate is currently being introduced into the autoclave. Performance and autoclave temperatures will be monitored over the next several days

(1) Payable gold production means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

and dictate whether any further adjustments and repairs would be required.  Any delays in the commissioning of this circuit may affect Kittila’s ability to meet its 2008 gold production target.

Currently, a total of eight drills are operating on the mining lease, seven on surface and one underground. Four of the surface drills are engaged in resource to reserve conversion drilling while the remaining three are on exploring the Main zone at depth. The underground drill is dedicated to ore delineation for production purposes.  In addition, exploration continues outside of the mining lease area, along the 15 kilometre Suurikuusikko gold trend.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and Finland and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest gold deposit in terms of reserves, while the Kittila mine is expected to be the largest gold producer in Europe.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

Forward-Looking Statements

The information in this press release has been prepared as at November 17, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information. Such statements include without limitation: the Company’s estimates of production at the Kittila mine project, including estimated ore grades, dilution rates, metal production, mine start-up dates, actual production estimates.  Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at the Kittila mine project proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the

Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in Company’s Form 20-F referred to below; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in equipment delivery and installation, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

Technical Data

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila Project under the supervision of a Qualified Person, Marc Legault P.Eng., the Company’s Vice-President, Project Development. The effective dates of the estimate are December 31, 2007 for the reserves and resources above 800 metres depth and July 31, 2008 for the resource below 800 metres depth. The gold grade cut-off used to determine the mineral resources varied between 1.5 and 2.4 g/t for open pit and underground, respectively (except for the resource estimated below 800 metres). The mineral resource estimated below 800 metres depth used a cut-off grade for gold of 3.2 g/t. A mineral reserve cut-off based on gold grade that varied between 2.0 and 3.2 g/t was used for open pit and underground, respectively. The other key parameters, assumptions and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., the Company’s Vice President, Project Development, a “Qualified Person” for the purposes of NI 43-101.